U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                         N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated August 3, 2006	4
2.	Report to Shareholders – Quarter ended June 30, 2006	18
3.	CEO Certification required under Canadian securities legislation – Interim period ended June 30, 2006	39
4.	CFO Certification required under Canadian securities legislation – Interim ended June 30, 2006	40

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  August 3, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY REPORTS RECORD QUARTERLY INCOME

Toronto, Ontario (August 3, 2006) –  Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results in U.S. dollars for the second quarter ended June 30, 2006.

Q2 2006 compared to Q2 2005

•	Net income increased 36% to a record $40.2 million compared to $29.6 million

•	Operating earnings(1) increased 25% to a quarterly record $33.2 million

•	Diluted earnings per share increased 37% to a record $0.71 compared with $0.52

•	Combined ratio was 97.9% compared to 97.0% in Q2 2005

•	Underwriting profit of $9.7 million compared to $14.3 million last year

•	Gross premiums written increased 11% to $532.5 million

•	Investment income increased 37% to $32.4 million

•	Annualized return on equity of 18.9%

•	Book value per share increased 20% to $15.54 from $12.93 at Q2 2005

Net income increased by 36% in the quarter to $40.2 million (C$44.9 million), compared to $29.6 million (C$36.7 million) in the second quarter of last year. Net income for the six months ended June 30, 2006 increased 2% to $69.1 million (C$78.3 million) compared to $67.8 million (C$83.5 million) reported last year.

In the second quarter, operating earnings increased 25% to $33.2 million (C$37.2 million) compared to $26.5 million (C$32.8 million) in the same quarter last year. Operating earnings for the first six months of 2006 increased 18% to $63.1 million (C$71.7 million) compared to $53.5 million (C$66.0 million) for the first half of 2005.

Return on equity (annualized) was 18.9% in the quarter compared to 16.5% in the same quarter of 2005, and 16.5% for the year to date compared to 19.4% for the same period last year. Diluted earnings per share increased 37% to $0.71 (C$0.79) for the quarter compared to $0.52 (C$0.65) for the second quarter of 2005. For the six month period, diluted earnings per share increased by 2% to $1.21 (C$1.37) compared to $1.19 (C$1.47) for the same period last year.

“We are pleased to report record quarterly income and a very positive first half of 2006,” said Bill Star, President & Chief Executive Officer. “Our Canadian underwriting results were very strong and we are pleased with the profitable U.S. growth that Robert Plan and Zephyr have provided this year. We continue to benefit from growth in our investment portfolio and improving yields as we reinvest maturing bonds. Our underwriting discipline is being maintained in all our markets. The capacity constraints and increased pricing in U.S. reinsurance markets is leading to rational competition and firming market conditions. These trends bode well for continued strong results and future growth for Kingsway.”

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1.     Measures used in this news release that are not based on generally accepted accounting principles (“non-GAAP”) are defined at the end of this release and reconciled to the most comparable GAAP measure.

Premium Growth

During the second quarter of 2006, gross premiums written increased 11% to $532.5 million (C$597.4 million), compared with $478.4 million (C$595.1 million) in the second quarter last year. Gross premiums written increased 4% to $1.04 billion (C$1.18 billion) for the first six months of 2006, compared to $1.00 billion (C$1.24 billion) for the same period last year. In the quarter, U.S. operations comprised 65% (70% year to date) of gross premiums written, compared with 62% (69% year to date) in the second quarter last year. Trucking, non-standard automobile and commercial automobile premiums comprised 31%, 26% and 15%, respectively, of gross premiums written compared with 29%, 29% and 15%, respectively, last year.

For the quarter, gross premiums written from U.S. operations increased 16% to $344.3 million (C$386.4 million) compared with $297.4 million (C$369.9 million) last year. For the six months, gross premiums written by U.S. operations increased 5% to $724.5 million (C$825.4 million) compared to $687.7 million (C$848.9 million) last year. Gross premiums written increased by $41.1 million (C$46.0 million) in the second quarter and by $80.0 million (C$90.9 million) year to date as a result of business written with The Robert Plan Corporation (which commenced in 2006) and Zephyr Insurance Company (which was acquired during Q4 of 2005). Gross premiums written from Canadian operations increased 4% to $188.2 million (decreased 6% to C$211.0 million) for the quarter, compared to $181.1 million (C$225.2 million) in Q2 last year and for the year to date were $315.2 million (C$357.7 million) compared to $315.3 million (C$389.8 million) for the same period last year.

Net premiums written decreased 2% to $502.3 million (C$563.5 million) compared with $512.4 million (C$636.9 million) for the second quarter of last year and were $978.3 million (C$1.11 billion) for the first half compared to $978.4 million (C$1.21 billion) for the first six months of 2005. Zephyr’s ceded premiums to reinsurers amounted to $32.0 million (C$36.4 million) for the year to date under their reinsurance agreements. Excluding the impact of Zephyr’s ceded premiums, the Company’s reinsurance costs year to date were 2.7% (2.5% last year) of gross premiums written.

Net premiums earned decreased 3% to $456.2 million (C$511.8 million) for the quarter, compared with $469.3 million (C$583.8 million) for the second quarter last year. For the first half of 2006, net premiums earned were $883.2 million (C$1.00 billion) compared with $885.1 million (C$1.09 billion) in the same period last year. For the U.S. operations, net premiums earned decreased 3% to $307.7 million (C$345.2 million) compared with $316.8 million (C$394.0 million) in the second quarter of 2005. Net premiums earned from Canadian operations decreased by 3% to $148.5 million (C$166.6 million) compared with $152.5 million (C$189.8 million) last year. For the year to date, net premiums earned from U.S. operations were $600.6 million (C$683.4 million) compared to $607.6 million (C$750.7 million) last year, and for the Canadian operations were $282.6 million (C$321.4 million) and $277.5 million (C$343.1 million), respectively.

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Underwriting Profit & Combined Ratio

The combined ratio for the second quarter was 97.9% (97.0% year to date) which produced a quarterly underwriting profit of $9.7 million (C$10.9 million) and $26.1 million (C$29.8 million) year to date. For the quarter, the U.S. operations combined ratio was 99.7% (97.0% Q2 last year) which produced an underwriting profit of $0.8 million ($9.3 million Q2 last year) and the Canadian operations improved to 94.0% (96.7% Q2 last year) which produced an underwriting profit of $9.0 million ($5.0 million Q2 last year). For the year to date, U.S. operations combined ratio was 98.3% (96.6% last year) which produced an underwriting profit of $10.0 million ($20.8 million last year) and for the Canadian operations was 94.3% (96.8% last year), with an underwriting profit of $16.1 million ($8.8 million last year). The Company increased its estimates for unpaid claims occurring in prior periods, which increased the combined ratio by 1.0% in the quarter (0.2% year to date), and reduced the underwriting profit by $4.6 million ($1.7 million year to date). Increases in professional fees account for a 0.5% (0.3% year to date) increase to the general expense ratio for the second quarter.

Investment Income

Investment income, excluding net realized gains and losses, increased 37% to $32.4 million (C$36.3 million) compared with $23.6 million (C$29.3 million) for the same quarter of 2005. For the year to date investment income, excluding net realized gains and losses, increased by 29% to $59.0 million (19% to C$67.0 million) compared to $45.6 million (C$56.4 million) last year. The yield before expenses on the fixed income portfolio was 4.1% year to date compared to 3.7% year to date last year.

For the quarter, net realized gains amounted to $11.0 million (C$12.2 million) compared with $4.4 million (C$5.5 million) in the second quarter of 2005. For the quarter net realized gains after tax were $7.0 million (C$7.8 million) compared with $3.2 million (C$3.9 million) in the second quarter of 2005.

For the year to date, net realized gains amounted to $9.4 million (C$10.4 million) compared with $18.4 million (C$22.5 million) for the same period last year. For the year to date net realized gains after tax were $5.9 million (C$6.5 million) compared with $14.3 million (C$17.5 million) for the same period last year.

For the quarter, net realized gains include adjustments to the carrying value for declines in market value considered other than temporary of $0.8 million ($nil in Q2 2005) on investments still held and realized losses of $9.7 million ($6.5 million in Q2 2005). Realized losses on the fixed income portfolio were $4.6 million in the quarter as part of the portfolio was repositioned to achieve higher yields in the future. For the year, net realized gains include adjustments to the carrying value for declines in the market value considered other than temporary of $2.5 million ($2.1 million last year) on investments still held and realized losses of $18.5 million ($10.0 million last year).

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Net unrealized losses on the total investment portfolio were $28.1 million (C$31.4 million) or $0.50 (C$0.56) per share outstanding at June 30, 2006, primarily as a result of increases in interest rates in the period, as compared to net unrealized gains of $18.2 million (C$21.2 million) or $0.32 (C$0.37) per share outstanding at the end of 2005. Net unrealized gains on the common shares portfolio were $27.7 million (C$30.9 million) or $0.49 (C$0.55) per share outstanding at June 30, 2006 compared to $40.1 million (C$46.6 million) or $0.71 (C$0.83) per share outstanding at the end of 2005.

Balance Sheet

Total assets as at June 30, 2006 were $4.0 billion (C$4.5 billion) compared to $3.8 billion (C$4.4 billion) at the end of 2005. Book value per share increased by 20% to $15.54 (C$17.35) from $12.93 (C$15.84) as at June 30, 2005.

The carrying value of the investment portfolio including cash increased 5% to $3,047.9 million (C$3,402.1 million), compared to $2,914.8 million (C$3,389.9 million) as at December 31, 2005. At June 30, 2006, 22% of the fixed income portfolio matures in less than one year and 48% matures after one year and in less than five years. The fair value of the investment portfolio including cash was $53.82 (C$60.07) per common share at June 30, 2006.

During the quarter, provisions for unpaid claims increased by 4% to $1,922.6 million (C$2,146.0 million) compared to $1,844.2 million (C$2,144.8 million) at the end of 2005.

The Company has increased its investment in capital assets by $21.0 million during the year, $19.2 million of which is the result of the construction that continues on its new head office building in Mississauga and new facilities for Lincoln General in York, Pennsylvania. The head office building in Mississauga is scheduled for completion in the first quarter of 2007, and the York, Pennsylvania facility in the fall of 2006.

Normal Course Issuer Bid

During the quarter, we repurchased and cancelled 313,500 common shares under the normal course issuer bid for a total purchase price of $6.0 million (C$6.7 million). For the year to date, we have repurchased and cancelled 472,800 common shares or 0.8% of the shares outstanding at the beginning of the year for a total purchase price of $9.2 million (C$10.4 million).

Quarterly Dividend

The Board of Directors today approved the payment of the Company’s quarterly dividend to shareholders of C$0.0625 per common share. The dividend payment will be made on September 29, 2006 to shareholders of record as at September 15, 2006.

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Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2005 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings available on our website at www.kingsway-financial.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Conference Call and New York Stock Exchange (NYSE) Ceremony

The Company will have its quarterly conference call today at 5:00pm (EDT). The call may be accessed by telephone at 1-800-814-4860. A live broadcast of the conference call can be accessed at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1518880 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

The Company will be ringing The Closing Bell at the NYSE today at 4pm to celebrate the 5th anniversary of the Company’s listing on the NYSE. The ceremony can be viewed through a webcast from the following link:
http://mfile.akamai.com/7096/live/reflector:57489.asx?bkup=59611&prop=n.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2005 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

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Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

_________________

For further information, please contact:
W. Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005
	(unaudited)

Gross premiums written	$532,489	$478,446	$1,039,732	$1,003,052

Net premiums written	$502,323	$512,408	$ 978,295	$ 978,411

Revenue:
Net premiums earned	$456,196	$469,300	$ 883,211	$ 885,125
Investment income	32,377	23,581	58,952	45,647
Net realized gains	10,975	4,423	9,434	18,385

	499,548	497,304	951,597	949,157
Expenses:
Claims incurred	319,279	322,195	605,171	607,440
Commissions and premium taxes	86,218	97,296	169,016	177,622
General and administrative expenses	40,963	35,513	82,922	70,398
Interest expense	7,646	6,059	14,810	11,971
Amortization of intangibles	--	130	--	259

	454,106	461,193	871,919	867,690

Income before income taxes	45,442	36,111	79,678	81,467
Income taxes	5,268	6,464	10,622	13,699

Net income	$ 40,174	$ 29,647	$ 69,056	$ 67,768

Earnings per share:
Basic:	$0.71	$0.52	$1.22	$1.20
Diluted:	$0.71	$0.52	$1.21	$1.19
Weighted average shares outstanding:
Basic:	56,325	56,439	56,393	56,374
Diluted:	56,872	56,863	56,951	56,836

Claims ratio	70.0%	68.7%	68.5%	68.6%
Expense ratio	27.9%	28.3%	28.5%	28.0%
Combined ratio	97.9%	97.0%	97.0%	96.6%

Underwriting profit	$ 9,736	$ 14,296	$ 26,102	$ 29,665
Return on equity (annualized)	18.9%	16.5%	16.5%	19.4%
Book value per share			$15.54	$12.93

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30 2006 (unaudited)	Dec. 31 2005

ASSETS
Cash and cash equivalents	$ 74,383	$ 111,034
Investments	2,973,509	2,803,790
Accrued investment income	27,774	25,126
Accounts receivable and other assets	345,733	282,764
Due from reinsurers and other insurers	222,530	222,974
Deferred policy acquisition costs	168,150	148,829
Income taxes recoverable	8,046	--
Future income taxes	66,010	57,939
Capital assets	92,610	71,608
Goodwill and intangible assets	69,846	71,130

	$4,048,591	$3,795,194

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$ 21,329	$ 11,767
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	134,203	129,666
Income taxes payable	--	6,817
Unearned premiums	746,833	649,228
Unpaid claims	1,922,568	1,844,211
Senior unsecured debentures	194,880	192,068
Subordinated indebtedness	90,500	90,500

	3,176,535	2,990,479

SHAREHOLDERS’ EQUITY
Share capital	329,518	331,470
Issued and outstanding number of common shares
56,110,322 – June 30, 2006
56,480,453 – December 31, 2005
Contributed surplus	3,972	3,237
Currency translation adjustment	21,372	9,958
Retained earnings	517,194	460,050

	872,056	804,715

	$4,048,591	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005
	(unaudited)

Retained earnings, beginning of period	$483,795	$370,269	$460,050	$334,468
Net income for the period	40,174	29,647	69,056	67,768
Common share dividends	(3,156)	(2,275)	(6,203)	(4,595)
Repurchase of common shares for cancellation	(3,619)	--	(5,709)	--

Retained earnings, end of period	$517,194	$397,641	$517,194	$397,641

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005
	(unaudited)

Cash provided by (used in):

Operating activities:
Net income	$ 40,174	$ 29,647	$ 69,056	$ 67,768
Items not affecting cash:
Amortization	1,867	1,974	3,909	3,923
Future income taxes	6,734	(359)	1,676	(1,437)
Net realized gains	(10,975)	(4,423)	(9,434)	(18,385)
Amortization of bond premiums & discounts	(2,617)	3,210	(1,331)	7,317

	35,183	30,049	63,876	59,186
Net change in other non-cash balances:	66,309	82,570	40,397	88,347

	101,492	112,619	104,273	147,533
Financing activities:
Increase of share capital	691	340	1,589	2,374
Repurchase of common shares for
cancellation	(5,997)	--	(9,249)	--
Common dividends	(3,156)	(2,276)	(6,203)	(4,595)
Increase (decrease) in bank indebtedness
and loans payable	(3,206)	100	8,946	6,137

	(11,668)	(1,836)	(4,917)	3,916
Investing activities:
Purchase of investments	(938,427)	(666,335)	(1,742,427)	(1,196,779)
Proceeds from sale of investments	835,769	539,039	1,626,566	1,035,503
Financed premiums receivable, net	(2,928)	(4,952)	3,611	(4,366)
Net change to capital assets	(16,140)	(2,094)	(23,757)	(3,020)

	(121,726)	(134,342)	(136,007)	(168,662)
Decrease in cash during period	(31,902)	(23,559)	(36,651)	(17,213)
Cash, beginning of period	106,285	93,449	111,034	87,103

Cash, end of period	$ 74,383	$ 69,890	$ 74,383	$ 69,890

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2006 and December 31, 2005
(In thousands of U.S. dollars)

1.	Investments:

		June 30, 2006

	Carrying Amount	Fair Value

Term deposits	$ 351,902	$ 350,847
Bonds:
Government	430,166	423,866
Corporate	1,722,745	1,674,299
Common shares	383,806	411,465
Financed premiums	84,890	84,890

	$2,973,509	$2,945,367

		December 31, 2005

	Carrying Amount	Fair Value

Term deposits	$ 383,071	$ 381,734
Bonds:
Government	428,316	427,801
Corporate	1,581,579	1,561,443
Preferred shares	1,290	1,352
Common shares	323,830	363,955
Financed premiums	85,704	85,704

	$2,803,790	$2,821,989

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

2.	Underwriting Results:

The underwriting results for the Company’s operations were as follows:

	Quarter to June 30:		Six months to June 30:
	2006	2005	2006	2005

Underwriting Profit
Canada	$ 8,963	$ 4,991	$16,063	$ 8,840
U.S.	773	9,305	10,039	20,825

Total	$ 9,736	$14,296	$26,102	$29,665

Combined Ratio
Canada	94.0%	96.7%	94.3%	96.8%
U.S.	99.7%	97.0%	98.3%	96.6%

Total	97.9%	97.0%	97.0%	96.6%

Expense Ratio
Canada	28.6%	26.8%	30.0%	26.7%
U.S.	27.5%	29.0%	27.8%	28.6%

Total	27.9%	28.3%	28.5%	28.0%

Loss Ratio
Canada	65.4%	70.0%	64.3%	70.1%
U.S.	72.2%	68.0%	70.5%	68.0%

Total	70.0%	68.7%	68.5%	68.6%

Favourable (Unfavourable) change in estimated
unpaid claims for prior accident years (note 1):
Canada	$ 450	$ (6,355)	$ 1,303	$(5,719)
U.S.	(5,025)	(4,253)	(3,027)	(782)

Total	$(4,575)	$(10,608)	$(1,724)	$(6,501)

As a % of net premiums earned (note 2):
Canada	(0.3%)	4.2%	(0.5%)	2.1%
U.S.	1.6%	1.3%	0.5%	0.1%

Total	1.0%	2.3%	0.2%	0.7%

As a % of unpaid claims (note 3):
Canada			(0.2%)	0.9%
U.S.			0.3%	0.1%

Total			0.1%	0.4%

Note 1	–	Increase (decrease) in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2	–	Increase (decrease) in current financial year reported combined ratio

Note 3	–	Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2006, December 31, 2005 and June 30, 2005
(In thousands of U.S. dollars, except per share amount)
(Unaudited)

3.	Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

	June 30, 2006	December 31, 2005

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	1.7x	1.9x
Interest Coverage Ratio	6.5x	7.2x
Total Bank and Senior Debt to Capitalization Ratio	23.0%	23.5%

4.	Summary of Quarterly Results in Canadian dollars over the previous five quarters

	2006		2005

	Q2	Q1	Q4	Q3	Q2

Gross premiums written	$597,352	$585,718	$515,304	$543,889	$595,069

Net premiums earned	511,797	493,047	522,439	554,559	583,762

Total revenue	560,309	521,963	561,261	595,307	618,555

Net realized gains (losses) after tax	7,782	(1,235)	7,436	9,498	3,928

Underwriting profit	10,875	18,923	11,918	12,114	17,668

Net income	44,944	33,355	42,078	37,500	36,739

Book value per share	$ 17.35	$ 17.13	$ 16.57	$ 15.87	$ 15.84

Earnings per share
Basic	$ 0.80	$ 0.59	$ 0.75	$ 0.66	$ 0.65
Diluted	0.79	0.58	0.74	0.66	0.65

The selected financial information disclosed above has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.
Non-GAAP Financial Measures
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)
(Unaudited)

Operating Earnings Information:

Operating earnings is a non-GAAP financial measure that the Company uses to assess the profitability of our operations. Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments. The following table reconciles net income, the most comparable GAAP measure, to operating earnings.

	Quarter to June 30		6 months to June 30
	2006	2005	2006	2005
	(unaudited)

Net income, as reported	$40,174	$29,647	$69,056	$67,768
Net realized gains before tax, as reported	10,975	4,423	9,434	18,385
Tax effect on net realized gains	3,978	1,235	3,513	4,104

Net realized gains after tax	6,997	3,188	5,921	14,281

Operating earnings	$33,177	$26,459	$63,135	$53,487

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results for the second quarter and six months ended June 30, 2006 in U.S. dollars except where indicated.

Net income increased by 36% in the quarter to a record $40.2 million (C$44.9 million), compared to $29.6 million (C$36.7 million) in the second quarter of last year. Net income for the six months ended June 30, 2006 increased 2% to $69.1 million (C$78.3 million) compared to $67.8 million (C$83.5 million) reported last year.

In the second quarter, operating earnings increased 25% to $33.2 million (C$37.2 million) compared to $26.5 million (C$32.8 million) in the same quarter last year. Operating earnings for the first six months of 2006 increased 18% to $63.1 million (C$71.7 million) compared to $53.5 million (C$66.0 million) for the first half of 2005. Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments.

Return on equity (annualized) was 18.9% in the quarter compared to 16.5% in the same quarter of 2005, and 16.5% for the year to date compared to 19.4% for the same period last year. Diluted earnings per share increased 37% to a record $0.71 (C$0.79) for the quarter compared to $0.52 (C$0.65) for the second quarter of 2005. For the six month period, diluted earnings per share increased by 2% to $1.21 (C$1.37) compared to $1.19 (C$1.47) for the same period last year.

We are pleased to report record quarterly income and a very positive first half of 2006. Our Canadian underwriting results were very strong and we are pleased with the profitable U.S. growth that Robert Plan and Zephyr have provided this year. We continue to benefit from growth in our investment portfolio and improving yields as we reinvest maturing bonds. Our underwriting discipline is being maintained in all our markets. The capacity constraints and increased pricing in U.S. reinsurance markets is leading to rational competition and firming market conditions. These trends bode well for the continued strong results and future growth for Kingsway.

Outlook

In Canada we continue to see rational pricing but increasing competition. The Government activism in Alberta is leading to a growing Facility (residual market) which is extremely unprofitable and we believe this will have a major impact on the profitability of the personal automobile product for the industry in that province. Ontario automobile continues to be a profitable but increasingly competitive market. We will continue our focus and maintain our underwriting discipline in these markets.

In the US the unprecedented hurricane losses in 2005 have had a significant effect on the availability and pricing of reinsurance. We believe that these conditions will create additional opportunities, particularly in the southern states, where many of our smaller competitors rely heavily on reinsurance to protect their surplus from the impact of large losses.

The positive cash flow generated from our profitability and growing operations continues to increase the size of our investment portfolio. The rising interest rate environment has also led to increased yields on our investment portfolio. As 22% of our fixed income portfolio matures in the next year we anticipate that our investment income will continue to grow as we reinvest at yields which are higher than those on the maturing instruments.

I am pleased to announce that the Board of Directors has declared a quarterly dividend of C$0.0625 per common share, payable on September 29, 2006 to shareholders of record on September 15, 2006.

This President’s Message contains forward looking statements that are subject to risks and uncertainties. The reader should review the “Forward Looking Statements” section of Management’s Discussion and Analysis to assist in identifying risk factors that could cause actual results to differ materially from those anticipated in the forward looking statements.

Sincerely,

/s/ William G. Star,

William G. Star,
President & Chief Executive Officer
August 3, 2006

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the second quarter of fiscal 2006 and 2005; with the MD&A set out on pages 16 to 55 in the Company’s 2005 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the second quarter of fiscal 2006 and the notes to the audited consolidated financial statements for fiscal 2005 set out on pages 63 to 76 of the Company’s 2005 Annual Report.

The Company financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Financial Measures

The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 81 of the 2005 Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of its operations. A reconciliation of net income to operating earnings is presented below in thousands of U.S. dollars.

	Quarter to June 30		6 months to June 30
	2006	2005	2006	2005
	(unaudited)

Net income, as reported	$40,174	$29,647	$69,056	$67,768
Net realized gains before tax, as reported	10,975	4,423	9,434	18,385
Tax effect on net realized gains	3,978	1,235	3,513	4,104

Net realized gains after tax	6,997	3,188	5,921	14,281

Operating earnings	$33,177	$26,459	$63,135	$53,487

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

For the three months ended June 30, 2006 and 2005

        Gross Premiums Written.    During the second quarter of 2006, gross premiums written increased 11% to $532.5 million (C$597.4 million), compared with $478.4 million (C$595.1 million) in the second quarter last year. U.S. operations comprised 65% of gross premiums written, compared with 62% in the second quarter last year. Gross premiums written from U.S. operations increased 16% to $344.3 million (C$386.4 million) compared with $297.4 million (C$369.9 million) last year. Gross premiums written increased by $41.1 million (C$46.0 million) in the second quarter as a result of business written with The Robert Plan Corporation (which commenced in 2006) and Zephyr Insurance Company (which was acquired during Q4 of 2005). Gross premiums written from Canadian operations increased 4% to $188.2 million (decreased 6% to C$211.0 million) for the quarter, compared to $181.1 million (C$225.2 million) in Q2 last year.

        Net Premiums Written.    Net premiums written decreased 2% to $502.3 million (C$563.5 million) compared with $512.4 million (C$636.9 million) for the second quarter of last year. Net premiums written for the U.S. operations decreased 2% to $318.9 million (C$358.0 million) compared with $324.7 million (C$403.5 million) last year. Zephyr’s ceded premiums were $16.6 million (C$18.6 million) in the second quarter under their reinsurance agreements. Net premiums written for the Canadian operations decreased 2% to $183.3 million (C$205.5 million) compared with $187.7 million (C$233.4 million) in the second quarter of last year. Excluding the impact of Zephyr’s ceded premiums, the Company’s reinsurance costs in the quarter were 2.5% of gross premiums written.

        Net Premiums Earned.    Net premiums earned decreased 3% to $456.2 million (C$511.8 million) for the quarter, compared with $469.3 million (C$583.8 million) for the second quarter last year. For the U.S. operations, net premiums earned decreased 3% to $307.7 million (C$345.2 million) compared with $316.8 million (C$394.0 million) in the second quarter of 2005. Net premiums earned from Canadian operations decreased by 3% to $148.5 million (C$166.6 million) compared with $152.5 million (C$189.8 million) in the same quarter of last year.

        Investment Income.    Investment income increased 37% to $32.4 million (C$36.3 million) compared with $23.6 million (C$29.3 million) for the same quarter of 2005, primarily as a result of the increase in the investment portfolio.

        Net Realized Gains/Losses.    Net realized gains amounted to $11.0 million (C$12.2 million) compared with $4.4 million (C$5.5 million) in the second quarter of 2005. Net realized gains after tax were $7.0 million (C$7.8 million) compared with $3.2 million (C$3.9 million) in the second quarter of 2005. Net realized gains include adjustments to the carrying value for declines in market value considered other than temporary of $0.8 million ($nil in Q2 2005) on investments still held and realized losses of $9.7 million ($6.5 million in Q2 2005). Realized losses on the fixed income portfolio were $4.6 million in the quarter as part of the portfolio was repositioned to achieve higher yields in the future.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

        Claims Incurred.    The claims ratio for the second quarter of 2006 was 70.0%, compared to 68.7% in the second quarter last year. The claims ratio for the U.S. operations was 72.2% compared with 68.0% for the second quarter of 2005. The claims ratio for the Canadian operations improved to 65.4% compared to 70.0% in the second quarter of last year. The Company increased its estimates for unpaid claims occurring in prior periods, which increased the combined ratio by 1.0% in the quarter and reduced the underwriting profit by $4.6 million in the quarter.

        Underwriting Expenses.    The combined ratio of 97.9% for the second quarter produced an underwriting profit of $9.7 million (C$10.9 million) compared to the combined ratio of 97.0% and $14.3 million (C$17.7 million) of underwriting profit in Q2 last year. For the quarter, the U.S. operations combined ratio was 99.7% (97.0% Q2 last year) which produced an underwriting profit of $0.8 million ($9.3 million Q2 last year) and the Canadian operations improved to 94.0% (96.7% Q2 last year) which produced an underwriting profit of $9.0 million ($5.0 million Q2 last year). Increases in professional fees account for a 0.5% increase to the general expense ratio for the second quarter.

        Interest Expense.    Interest expense in the second quarter of 2006 was $7.6 million (C$8.6 million), compared to $6.1 million (C$7.5 million) for the second quarter of 2005 reflecting the increase in interest rates in the U.S. as well as the additional interest expense on the loans payable.

        Income taxes.    The income tax provision for the second quarter of 2006 was $5.3 million (C$5.9 million) or 12% of income before income taxes for the quarter compared with $6.5 million (C$8.0 million) or 18% for the same quarter last year.

        Net Income and Earnings Per Share.    Net income increased by 36% in the second quarter to $40.2 million (C$44.9 million), compared to $29.6 million (C$36.7 million) in the second quarter of last year. Diluted earnings per share increased 37% to $0.71 (C$0.79) for the quarter compared to $0.52 (C$0.65) for the second quarter of 2005.

        Operating Earnings.    Operating earnings for the second quarter increased 25% to $33.2 million (C$37.2 million) compared to $26.5 million (C$32.8 million) in the same quarter last year.

For the six months ended June 30, 2006 and 2005

        Gross Premiums Written.    Gross premiums written increased 4% to $1.04 billion (C$1.18 billion) for the first six months of 2006, compared to $1.00 billion (C$1.24 billion) for the same period last year. U.S. operations represented 70% of gross premiums written, compared with 69% last year. Trucking, non-standard automobile and commercial automobile premiums comprised 31%, 26% and 15%, respectively, of gross premiums written for the six months ended compared with 29%, 29% and 15%, respectively, last year. For the six months, gross premiums written by U.S. operations increased 5% to $724.5 million (C$825.4 million) compared to $687.7 million (C$848.9 million) last year. Gross premiums written increased by $80.0 million (C$90.9 million) year to date as a result of business written with The Robert Plan Corporation (which commenced in 2006) and Zephyr Insurance Company (which was acquired during Q4 of 2005). Gross premiums written from Canadian operations were $315.2 million (C$357.7 million) compared to $315.3 million (C$389.8 million) for the same period last year.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

        Net Premiums Written.    Net premiums written were $978.3 million (C$1.11 billion) year to date compared with $978.4 million (C$1.21 billion) for the same period last year. Zephyr’s ceded premiums were $32.0 million (C$36.4 million) for the year to date under their reinsurance agreements. Net premiums written for the U.S. operations were $674.3 million (C$768.3 million) compared with $676.8 million (C$835.6 million) last year. Net premiums written for the Canadian operations were $303.9 million (C$344.8 million) compared with $301.6 million (C$373.0 million) in the second quarter of last year. Excluding the impact of Zephyr’s ceded premiums, the Company reinsurance costs year to date were 2.7% (2.5% last year) of gross premiums written.

        Net Premiums Earned.    Net premiums earned were $883.2 million (C$1.00 billion) compared with $885.1 million (C$1.09 billion) in the same period last year. Net premiums earned from U.S. operations were $600.6 million (C$683.4 million) compared to $607.6 million (C$750.7 million) last year, and for the Canadian operations were $282.6 million (C$321.4 million) and $277.5 million (C$343.1 million), respectively.

        Investment Income.    Investment income increased by 29% to $59.0 million (19% to C$67.0 million) compared to $45.6 million (C$56.4 million) last year. The yield on the fixed income portfolio was 4.1% year to date compared to 3.7% last year.

        Net Realized Gains/Losses.    Net realized gains amounted to $9.4 million (C$10.4 million) compared with $18.4 million (C$22.5 million) for the same period last year. Net realized gains after tax were $5.9 million (C$6.5 million) compared with $14.3 million (C$17.5 million) for the same period last year. Net realized gains include adjustments to the carrying value for declines in the market value considered other than temporary of $2.5 million ($2.1 million last year) on investments still held and realized losses of $18.5 million ($10.0 million last year).

        Claims Incurred.    The claims ratio was 68.5% for the first half of the year compared to 68.6% for the same period last year. The claims ratio for the U.S. operations was 70.5% compared with 68.0% for the first half of 2005. The claims ratio for the Canadian operations improved to 64.3% compared to 70.1% last year. The Company increased its estimates for unpaid claims occurring in prior periods, which increased the combined ratio by 0.2% year to date and reduced the underwriting profit by $1.7 million year to date.

        Underwriting Expenses.    The combined ratio of 97.0% for the first six months produced an underwriting profit of $26.1 million (C$29.8 million) compared to the combined ratio of 96.6% and $29.7 million (C$36.6 million) of underwriting profit last year. For the year to date, the U.S. operations combined ratio was 98.3% (96.6% last year) which produced an underwriting profit of $10.0 million ($20.8 million last year) and the Canadian operations improved to 94.3% (96.8% last year) which produced an underwriting profit of $16.1 million ($8.8 million last year). Increases in professional fees account for a 0.3% increase year to date to the general expense ratio.

        Interest Expense.    Interest expense in the first six months of 2006 was $14.8 million (C$16.9 million), compared to $12.0 million (C$14.8 million) in the first half of 2005 reflecting the increase in interest rates in the U.S. as well as the additional interest expense on the loans payable.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

        Income Taxes.    The income tax provision first six months of 2006 was $10.6 million (C$12.1 million) or 13% of income before income taxes year to date compared with $13.7 million (C$16.9 million) or 17% for the same period last year.

        Net Income and Earnings Per Share.    Net income for the six months ended June 30, 2006 increased 2% to $69.1 million (C$78.3 million) compared to $67.8 million (C$83.5 million) reported last year. For the six month period, diluted earnings per share increased by 2% to $1.21 (C$1.37) compared to $1.19 (C$1.47) for the same period last year.

        Operating Earnings.    Operating earnings for the first six months of 2006 increased 18% to $63.1 million (C$71.7 million) compared to $53.5 million (C$66.0 million) for the first half of 2005.

        Book Value Per Share and Return on Equity.    Book value per share increased by 20% to $15.54 (10% to C$17.35) from $12.93 (C$15.84) as at June 30, 2005. Return on equity (annualized) was 16.5% for the year to date compared to 19.4% for the same period last year.

        Balance Sheet.    Total assets as at June 30, 2006 were $4.0 billion (C$4.5 billion) compared to $3.8 billion (C$4.4 billion) at the end of 2005. The carrying value of the investment portfolio including cash increased 5% to $3,047.9 million (C$3,402.1 million), compared to $2,914.8 million (C$3,389.9 million) as at December 31, 2005. The fair value of the investment portfolio including cash was $53.82 (C$60.07) per common share at June 30, 2006.

        Net unrealized losses on the total investment portfolio were $28.1 million (C$31.4 million) or $0.50 (C$0.56) per share outstanding at June 30, 2006, primarily as a result of increases in interest rates in the period, as compared to net unrealized gains of $18.2 million (C$21.2 million) or $0.32 (C$0.37) per share outstanding at the end of 2005. Net unrealized gains on the common shares portfolio were $27.7 million (C$30.9 million) or $0.49 (C$0.55) per share outstanding at June 30, 2006 compared to $40.1 million (C$46.6 million) or $0.71 (C$0.83) per share outstanding at the end of 2005.

        At June 30, 2006, 22% of the fixed income portfolio matures in less than one year and 48% matures after one year and in less than five years. Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $85.4 million at June 30, 2006, representing 3.5% of the $2,449.0 million fair value fixed maturity investment portfolio.

        Unearned premiums as at June 30, 2006 was $746.8 million (C$833.6 million), compared to $649.2 million (C$755.1 million) at the end of 2005. During the quarter, provisions for unpaid claims increased by 4% to $1,922.6 million (C$2,146.0 million) compared to $1,844.2 million (C$2,144.8 million) at the end of 2005.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

        The Company has increased its investment in capital assets by $21.0 million during the year, $19.2 million of which is the result of the construction that continues on its new head office building in Mississauga and new facilities for Lincoln General in York, Pennsylvania. The head office building in Mississauga is scheduled for completion in the first quarter of 2007, and the York, Pennsylvania facility in the fall of 2006.

        Contractual Obligations.    Information concerning contractual obligations as at June 30, 2006 is shown below:

(in thousands of U.S. dollars)

	Payments Due by Period
	2006	2007	2008	2009 & 2010	Thereafter	Total

Bank indebtedness	$21,329	$ --	$ --	$ --	$ --	$ 21,329
Senior unsecured
debentures	--	69,880	--	--	125,000	194,880
Subordinated indebtednes	--	--	--	--	90,500	90,500
Loan payable	--	--	--	--	66,222	66,222

Total	$21,329	$69,880	$ --	$ --	$281,722	$372,931

        For further details on the Company’s long term debt and interest obligations, refer to note 13 of the Company’s 2005 audited consolidated financial statements and pages 42 and 43 of the 2005 Annual Report which sets out the Company’s contractual obligations as at December 31, 2005.

        Liquidity and Capital Resources.    During the six months ended June 30, 2006, the net cash provided from operations was $104.3 million compared to $147.5 million last year. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations.

        During the quarter, we repurchased and cancelled 313,500 common shares under the normal course issuer bid for a total purchase price of $6.0 million (C$6.7 million). For the year to date, we have repurchased and cancelled 472,800 common shares or 0.8% of the shares outstanding at the beginning of the year for a total purchase price of $9.2 million (C$10.4 million).

        As at June 30, 2006 the Company was sufficiently capitalized to support the premium volume of our insurance subsidiaries. Our Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at June 30, 2006 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 204% and 313%.

        In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2006 the RBC of our U.S. subsidiaries are well in excess of the NAIC requirement with RBC ratios ranging between 254% and 1,467%.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

        Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at June 30, 2006 the capital maintained by Kingsway Reinsurance Corporation was $307.5 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was $33.7 million in excess of regulatory requirements in Bermuda.

        Off-Balance Sheet Financing.    The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in Note 13(d) of the 2005 audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an off-setting equity investment of $7.4 million into the non-consolidated affiliated entity. The Company does not have any other off-balance sheet financing arrangements.

        Summary of Quarterly Results.    The following table presents our financial results over the previous eight quarters.

	2006	2005		2004

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Gross
premiums
written	$532,489	$507,243	$439,267	$452,341	$478,446	$524,606	$473,951	$472,971

Net premiums
earned	456,196	427,015	445,372	461,446	469,300	415,825	451,332	453,329

Total revenue	499,548	452,049	478,502	495,557	497,305	451,853	478,843	473,914

Net income	40,174	28,882	35,901	31,339	29,647	38,121	29,828	23,353

Earnings per share
Basic	$0.71	$0.51	$0.64	$0.55	$0.52	$0.68	$0.53	$0.42
Diluted	0.71	0.51	0.63	0.55	0.52	0.67	0.53	0.41

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

Outlook

The Company’s 2005 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Forward Looking Statements

This shareholders report (including the President’s Message to Shareholders and Management’s Discussion and Analysis) includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2005 Annual Report under the heading Risks Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005
	(unaudited)

Gross premiums written	$532,489	$478,446	$1,039,732	$1,003,052

Net premiums written	$502,323	$512,408	$ 978,295	$ 978,411

Revenue:
Net premiums earned	$456,196	$469,300	$ 883,211	$ 885,125
Investment income	32,377	23,581	58,952	45,647
Net realized gains	10,975	4,423	9,434	18,385

	499,548	497,304	951,597	949,157
Expenses:
Claims incurred	319,279	322,195	605,171	607,440
Commissions and premium taxes	86,218	97,296	169,016	177,622
General and administrative expenses	40,963	35,513	82,922	70,398
Interest expense	7,646	6,059	14,810	11,971
Amortization of intangibles	--	130	--	259

	454,106	461,193	871,919	867,690

Income before income taxes	45,442	36,111	79,678	81,467
Income taxes	5,268	6,464	10,622	13,699

Net income	$ 40,174	$ 29,647	$ 69,056	$ 67,768

Earnings per share:
Basic:	$0.71	$0.52	$1.22	$1.20
Diluted:	$0.71	$0.52	$1.21	$1.19
Weighted average shares outstanding:
Basic:	56,325	56,439	56,393	56,374
Diluted:	56,872	56,863	56,951	56,836

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30 2006 (unaudited)	Dec. 31 2005

ASSETS
Cash and cash equivalents	$ 74,383	$ 111,034
Investments	2,973,509	2,803,790
Accrued investment income	27,774	25,126
Accounts receivable and other assets	345,733	282,764
Due from reinsurers and other insurers	222,530	222,974
Deferred policy acquisition costs	168,150	148,829
Income taxes recoverable	8,046	--
Future income taxes	66,010	57,939
Capital assets	92,610	71,608
Goodwill and intangible assets	69,846	71,130

	$4,048,591	$3,795,194

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$ 21,329	$ 11,767
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	134,203	129,666
Income taxes payable	--	6,817
Unearned premiums	746,833	649,228
Unpaid claims	1,922,568	1,844,211
Senior unsecured debentures	194,880	192,068
Subordinated indebtedness	90,500	90,500

	3,176,535	2,990,479

SHAREHOLDERS’ EQUITY
Share capital	329,518	331,470
Issued and outstanding number of common shares
56,110,322 – June 30, 2006
56,480,453 – December 31, 2005
Contributed surplus	3,972	3,237
Currency translation adjustment	21,372	9,958
Retained earnings	517,194	460,050

	872,056	804,715

	$4,048,591	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005
	(unaudited)

Retained earnings, beginning of period	$483,795	$370,269	$460,050	$334,468
Net income for the period	40,174	29,647	69,056	67,768
Common share dividends	(3,156)	(2,275)	(6,203)	(4,595)
Repurchase of common shares for cancellation	(3,619)	--	(5,709)	--

Retained earnings, end of period	$517,194	$397,641	$517,194	$397,641

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2006 and 2005
(In thousands of U.S. dollars)

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005
	(unaudited)

Cash provided by (used in):

Operating activities:
Net income	$ 40,174	$ 29,647	$ 69,056	$ 67,768
Items not affecting cash:
Amortization	1,867	1,974	3,909	3,923
Future income taxes	6,734	(359)	1,676	(1,437)
Net realized gains	(10,975)	(4,423)	(9,434)	(18,385)
Amortization of bond premiums & discounts	(2,617)	3,210	(1,331)	7,317

	35,183	30,049	63,876	59,186
Net change in other non-cash balances:	66,309	82,570	40,397	88,347

	101,492	112,619	104,273	147,533
Financing activities:
Increase of share capital	691	340	1,589	2,374
Repurchase of common shares for cancellation	(5,997)	--	(9,249)	--
Common dividends	(3,156)	(2,276)	(6,203)	(4,595)
Increase (decrease) in bank indebtedness
and loans payable	(3,206)	100	8,946	6,137

	(11,668)	(1,836)	(4,917)	3,916
Investing activities:
Purchase of investments	(938,427)	(666,335)	(1,742,427)	(1,196,779)
Proceeds from sale of investments	835,769	539,039	1,626,566	1,035,503
Financed premiums receivable, net	(2,928)	(4,952)	3,611	(4,366)
Net change to capital assets	(16,140)	(2,094)	(23,757)	(3,020)

	(121,726)	(134,342)	(136,007)	(168,662)
Decrease in cash during period	(31,902)	(23,559)	(36,651)	(17,213)
Cash, beginning of period	106,285	93,449	111,034	87,103

Cash, end of period	$ 74,383	$ 69,890	$ 74,383	$ 69,890

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2005. Effective December 31, 2005, the Company reported its consolidated financial statements in U.S. dollars. As a result of this change in reporting currency, the results of the second quarter of 2005 have been converted into U.S. dollars using as the same methodology as described in note 1 of the 2005 audited consolidated financial statements. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005 as set out on pages 56 to 76 of the Company’s 2005 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 64 of the Company’s 2005 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the second quarter 2006, the Company recorded $599,000 ($1.0 million year to date) of stock-based compensation expense included in employee compensation expense.

For stock options granted in years prior to 2003, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended June 30,

	2006	2005

Net income
As reported	$40,174	$29,647
Pro forma	40,174	29,647
Basic earnings per share
As reported	$ 0.71	$ 0.52
Pro forma	0.71	0.52
Diluted earnings per share
As report	$ 0.71	$ 0.52
Pro forma	0.71	0.52

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

2.	Stock-based compensation – continued:

	Six months ended June 30,

	2006	2005

Net income
As reported	$69,056	$67,768
Pro forma	69,056	67,700
Basic earnings per share
As reported	$ 1.22	$ 1.20
Pro forma	1.22	1.20
Diluted earnings per share
As report	$ 1.21	$ 1.19
Pro forma	1.21	1.19

The per share weighted average fair value of options granted during 2006 and 2005 was C$6.88 and C$3.58, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at June 30

	2006	2005

Risk-free interest rate	4.02%	3.53%
Dividend yield	1.02%	1.02%
Volatility of the expected market price of the Company’s
common shares	31.4%	22.5%
Expected option life (in years)	3.5	3.9

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented information – continued:

	Three months ended June 30, 2006

	Canada	United States	Corporate and Other	Total

Gross premiums written	$188,187	$344,302	$ --	$532,489
Net premiums earned	148,532	307,664	--	456,196
Investment income	14,243	18,277	(143)	32,377
Net realized gains (losses)	11,680	(705)	--	10,975
Interest expense	--	5,702	1,944	7,646
Amortization of capital assets	764	736	(43)	1,457
Net income tax expense (recovery)	9,616	(6,274)	1,926	5,268
Net income (loss)	25,227	18,917	(3,970)	40,174

	Three months ended June 30, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$181,052	$297,394	$ --	$478,446
Net premiums earned	152,529	316,771	--	469,300
Investment income	9,748	13,995	(162)	23,581
Net realized gains	1,839	2,584	--	4,423
Interest expense	--	4,338	1,721	6,059
Amortization of capital assets	188	1,013	206	1,407
Amortization of intangible assets	--	130	--	130
Net income tax expense (recovery)	6,998	1,166	(1,700)	6,464
Net income (loss)	9,948	20,252	(553)	29,647

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented information – continued:

	Six months ended June 30, 2006

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 315,226	$ 724,506	$ --	$1,039,732
Net premiums earned	282,646	600,565	--	883,211
Investment income	25,259	33,928	(235)	58,952
Net realized gains (losses)	11,056	(1,622)	--	9,434
Interest expense	--	11,169	3,641	14,810
Amortization of capital assets	1,039	1,581	347	2,967
Net income tax expense (recovery)	12,007	(5,682)	4,297	10,622
Net income (loss)	40,718	36,858	(8,520)	69,056
Total assets	$1,552,361	$2,468,553	$ 27,677	$4,048,591

	Six months ended June 30, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 315,336	$ 687,716	$ --	$1,003,052
Net premiums earned	277,544	607,581	--	885,125
Investment income	19,208	26,666	(227)	45,647
Net realized gains	8,410	9,975	--	18,385
Interest expense	--	8,446	3,525	11,971
Amortization of capital assets	367	2,175	405	2,947

Amortization of intangible assets	--	259	--	259
Net income tax expense	10,708	1,806	1,185	13,699
Net income (loss)	26,154	46,956	(5,342)	67,768
Total assets	$1,343,974	$2,225,430	$ 44,274	$3,613,678

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented information – continued:

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005

Favourable (Unfavourable) change in estimated
unpaid claims for prior accident years (note 1):
Canada	$ 450	$ (6,355)	$ 1,303	$(5,719)
U.S.	(5,025)	(4,253)	(3,027)	(782)

Total	$(4,575)	$(10,608)	$(1,724)	$(6,501)

As a % of net premiums earned (note 2):
Canada	(0.3%)	4.2%	(0.5%)	2.1%
U.S.	1.6%	1.3%	0.5%	0.1%

Total	1.0%	2.3%	0.2%	0.7%

As a % of unpaid claims (note 3):
Canada			(0.2%)	0.9%
U.S.			0.3%	0.1%

Total			0.1%	0.4%

Note 1 – Increase (decrease) in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2006 and 2005
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	June 30, 2006

	Carrying Amount	Fair Value

Term deposits	$ 351,902	$ 350,847
Bonds:
Government	430,166	423,866
Corporate	1,722,745	1,674,299
Common shares	383,806	411,465
Financed premiums	84,890	84,890

	$2,973,509	$2,945,367

	December 31, 2005

	Carrying Amount	Fair Value

Term deposits	$ 383,071	$ 381,734
Bonds:
Government	428,316	427,801
Corporate	1,581,579	1,561,443
Preferred shares	1,290	1,352
Common shares	323,830	363,955
Financed premiums	85,704	85,704

	$2,803,790	$2,821,989

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION
As at the six months ended June 30, 2006, December 31, 2005 and June 30, 2005
(Unaudited)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	June 30, 2006	December 31, 2005

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	1.7x	1.9x
Interest Coverage Ratio	6.5x	7.2x
Total Bank and Senior Debt to Capitalization Ratio	23.0%	23.5%

Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	Quarter to June 30:		6 months to June 30:
	2006	2005	2006	2005

Gross Premiums Written	$597,352	$595,069	$1,183,069	$1,238,706
Net Premiums Earned	511,797	583,762	1,004,844	1,093,862
Net Income	44,944	36,739	78,299	83,497
Earnings Per Share - diluted	$ 0.79	$ 0.65	$ 1.37	$ 1.47
Underwriting Profit	10,875	17,668	29,798	36,594
Book Value Per Share			$ 17.35	$ 15.84

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, William G. Star, the President and Chief Executive Officer of Kingsway Financial Services Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc. (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 3, 2006.

  /s/  William G. Star
__________________________________________________
William G. Star,
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, W. Shaun Jackson, the Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc. (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 3, 2006.

/s/ W. Shaun Jackson
______________________________________________
W. Shaun Jackson,
Executive Vice President and Chief Financial Officer